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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 20225 01 41094

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/08 AND ENDING 12/31/08
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Omega Securities, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

309 W. 7th Street, Suite 900
(No. and Street)

Fort Worth, Texas 76102
(State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Joe Hardgrove (817) 335-5739
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Montgomery Coscia Greilich, LLP
(Name – *if individual, state last, first, middle name*)

2701 Dallas Parkway, Suite 300, Plano, Texas 75093
(State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Joe Hardgrove, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Omega Securities, Inc., as of December 31, 20 08 . are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

TAMERA A. BRYANT
MY COMMISSION EXPIRES
February 25 2013

Signature

President /CEO
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

OMEGA FINANCIAL GROUP

February 24, 2009

To: Montgomery Coscia Greilich, LLP

We are providing this letter in connection with your audit of the statement of financial condition of Omega Securities, Inc. (the Company) as of December 31, 2008, and the related statements of income, changes in stockholders' equity and cash flows for the year then ended for the purpose of expressing an opinion as to whether the financial statements present fairly, in all material respects, the financial position, results of operations, and cash flows of the Company, in conformity with accounting principles generally accepted in the United States. We confirm that we are responsible for the fair presentation in the financial statements of financial position, results of operations, and cash flows in conformity with accounting principles generally accepted in the United States. We are also responsible for adopting sound accounting policies, establishing and maintaining internal control, and preventing and detecting fraud.

Certain representations in this letter are described as being limited to matters that are material. Items are considered material, regardless of size, if they involve an omission or misstatement of accounting information that, in the light of surrounding circumstances, makes it probable that the judgment of a reasonable person relying on the information would be changed or influenced by the omission or misstatement. An omission or misstatement that is monetarily small in amount could be considered material as a result of qualitative factors.

We confirm, to the best of our knowledge and belief, the following representations made to you during your audit.

1. The financial statements referred to above are fairly presented in conformity with accounting principles generally accepted in the United States.

2. We have made available to you all:

    a. Financial records and related data.

    b. Meeting minutes of Board of Directors, or summaries of actions of recent meetings for which minutes have not yet been prepared.

3. There have been no communications from regulatory agencies concerning noncompliance with, or deficiencies in, financial reporting practices.

4. There are no material transactions that have not been properly recorded in the accounting records underlying the financial statements.

5. We believe the effects of the uncorrected financial statement misstatements summarized in the attached schedule are immaterial, both individually and in the aggregate, to the financial statements taken as a whole.

6. We acknowledge our responsibility for the design and implementation of programs and controls to prevent and detect fraud.

7. There has been no:

   a. Fraud involving management or employees who have significant roles in internal control.

   b. Fraud involving others that could have a material effect on the financial statements.

8. We have no knowledge of any allegations of fraud or suspected fraud affecting the entity received in communications from employees, former employees, analysts, regulators short sellers, or others.

9. The Company has no plans or intentions that may materially affect the carrying value or classification of assets and liabilities.

10. The following have been properly recorded or disclosed in the financial statements:

    a. Related party transactions and related accounts receivable or payable, including sales, purchases, loans, transfers, leasing arrangements and guarantees.

    b. Guarantees, whether written or oral, under which the company is contingently liable.

11. There are no estimates that may be subject to material change in the near term that have not been properly disclosed in the financial statements. We understand that near term means the period within one year of the date of the financial statements. In addition, we have no knowledge of concentrations existing at the date of the financial statements that make the company vulnerable to the risk of severe impact that have not been properly disclosed in the financial statements. We have identified all accounting estimates that could be material to the financial statements, including the key factors and significant assumptions underlying those estimates, and we believe the estimates are reasonable in the circumstances.

12. There are no:

    a. Violations or possible violations of laws or regulations whose effect should be considered for disclosure in the financial statements or as a basis for recording a loss contingency.

    b. We are not aware of any pending or threatened litigation, claims or assessments or unasserted claims or assessments that are required to be accrued or disclosed in the financial statements in accordance with Statement of Financial Accounting Standards No. 5, and we have not consulted a lawyer concerning litigation, claims or assessments for the year ended December 31, 2008, through the date of this letter.

    c. Other liabilities or gain or loss contingencies that are required to be accrued or disclosed by Statement of Financial Accounting Standards No. 5.

13. The Company has satisfactory title to all owned assets, and there are no liens or encumbrances on such assets nor has any asset been pledged, except as made known to you and disclosed in the notes to the financial statements.

14. We have complied with all aspects of contractual agreements that would have a material effect on the financial statements in the event of noncompliance.

15. We agree with the adjusting entries you proposed and we agree to make them to our records.

16. Customers' debit balances, brokers' debit balances, and other accounts receivable are valid receivables. In our opinion, an adequate reserve has been established to cover any losses that may be incurred upon collection.

17. Provision has been made for any material loss to be sustained in the fulfillment of or from the inability to fulfill any purchase or sales commitments.

18. There are no securities or investments not readily marketable owned by the Company or borrowed under subordination agreements except as disclosed in the financial statements or notes thereto or as follows.

    It is understood that the term "securities and investments not readily marketable" shall include but not be limited to any of the following:

    a. Securities for which there is no market on a securities exchange or independent publicly quoted market.

    b. Securities that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933 (or the conditions of an exemption such as Regulation A under Section 3B of such act have been complied with), that is, restricted stock.

    c. Securities and investments that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities and investments or to the Company (that is, control stock).

19. In addition, the Company at December 31, 2008, had -

    a. Recorded all securities exchange memberships on the books.

    b. Properly recorded all participation in joint accounts carried by others.

    c. No material unrecorded assets or contingent assets, such as claims relating to buy-ins, unfulfilled contracts, and so forth, whose value depends on the fulfillment of conditions regarded as uncertain.

    d. No open contractual commitments other than those appearing on the memo books and records; for example, when-distributed and delayed delivery contracts, underwritings and when-issued contracts, endorsements or puts and calls, and commitments in foreign currencies and spot (cash) commodity contracts.

    e. Established a reserve for dividends and transfer items and security differences that is adequate to cover any anticipated losses in connection with the short securities that may have to be covered or claims arising from the liquidation of long securities.

    f. No borrowings or claims unconditionally subordinated to all claims or general creditors pursuant to a written agreement except as disclosed in the financial statements or notes thereto.

20. Risks associated with concentrations, based on information known to management, that meet all of the following criteria have been disclosed in the financial statements:

    a. The concentration exists at the date of the financial statements.

    b. The concentration makes the enterprise vulnerable to the risk of a near-term severe impact.

    c. It is the least reasonably possible that the events that could cause the severe impact with occur in the near term.

21. There are no capital withdrawals anticipated within the next six months other than as disclosed in the consolidated financial statements or notes thereto.

22. There are no material weaknesses or inadequacies at December 31, 2008, or during the period January 1, 2008 to February 24, 2009, in internal control and control activities for safeguarding securities, and the practices and procedures followed in -

    a. Making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the reserve required by rule 15c3-3(e).

    b. Making the quarterly securities examination, counts, verifications and comparisons, and the reconciliation of differences required by rule 17a-13.

    c. Complying with the requirement for prompt payment for securities under Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

    d. Obtaining and maintaining physical possession or control of all fully paid and excess-margin securities of customers as required by rule 15c3-3.

    e. Making periodic computations of the minimum financial requirements pursuant to Regulation 1.17 of the Commodity Exchange Act.

    f. Making daily computations of the segregation requirements of Section 4d(2) of the Commodity Exchange Act and the regulations thereunder, and the segregation of funds based upon such computations.

23. Net capital computations, prepared by the Company during the period from January 1, 2008 to February 24, 2009, indicated that the Company was in compliance with the requirements of rule 15c3-1 (and applicable exchange requirements) at all times during the period. Reserve calculations under rule 15c3-3 during the period did not reveal any deposit requirements that were not made on a timely basis.

24. There was no computation of segregation requirements under the Commodity Exchange Act that indicated an insufficiency in segregation.

25. All amounts payable to stockholders for bonuses, commissions, salaries and other have been properly accrued in the accompanying financial statements.

26. Receivables recorded in the financial statements represent valid claims against debtors for sales or other charges arising on or before the balance-sheet date and have been reduced to their estimated net realizable value.

27. Investment accounts held by the Company are proprietary trading accounts.

To the best of our knowledge and belief, no events have occurred subsequent to the balance-sheet date and through the date of this letter that would require adjustment to or disclosure in the aforementioned financial statements.

Signature

President

Title

OMEGA SECURITIES, INC.

Financial Statements and Supplemental Schedules Required by the Securities and Exchange Commission

For the Year Ended December 31, 2008 and Supplemental Report on Internal Control

(With Independent Auditors' Report Thereon)

OMEGA SECURITIES, INC.
INDEX

Page

Report of Independent Certified Public Accountants 3

Financial Statements

Statement of Financial Condition for Noncarrying, Nonclearing and Certain Other Brokers or Dealers at December 31, 2008 4

Statement of Operations For the Year Ended December 31, 2008 5

Statement of Changes in Stockholders' Equity For the Year Ended December 31, 2008 6

Statement of Cash Flows For the Year Ended December 31, 2008 7

Notes to Financial Statements 8

Supplemental Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934 as of and For the Year Ended December 31, 2008

Net Capital Computation, Computation of Basic Net Capital Requirement, Computation of Aggregate Indebtedness 16

Reconciliation with Company's Allowable Net Capital, Exemptive Provisions Under Rule 15c3-3, Changes in Liabilities Subordinated to Claims of General Creditors 17

Report on Internal Control 18

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2701 Dallas Parkway, Suite 300
Plano, Texas 75093
972.378.0400 p
972.378.0416 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Chris Johnson, CPA
J. Brian Simpson, CPA
Rene E. Balli, CPA

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Board of Directors of Omega Securities, Inc.

We have audited the accompanying statement of financial condition for noncarrying, nonclearing and certain other brokers or dealers of Omega Securities, Inc. (the Company) as of December 31, 2008, and the related statements of operations, changes in stockholder's equity and cash flows for the year then ended, that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2008, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplemental schedules on pages 16 and 17 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

As discussed in Note (12) to the financial statements, certain changes in method of reporting previously reported unrealized gains and losses on marketable securities for the calendar year ended December 31, 2007 were made by management in the current year. Accordingly, a non-cash adjustment has been made to retained earnings to reflect the change.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 24, 2009

OMEGA SECURITIES, INC.
Statement of Financial Condition for Noncarrying,
Nonclearing and Certain Other Brokers or Dealers
December 31, 2008

ASSETS		
CURRENT ASSETS		
Cash and cash equivalents	$	87,222
Accounts receivable		90,366
Investments in mutual funds		197,907
Deferred income taxes		14,647
Federal income taxes receivable		40,139
Other current assets		12
Total current assets		430,293
FURNITURE AND EQUIPMENT, net		23,000
DEFERRED INCOME TAXES		1,536
INVESTMENT IN STOCK		74,130
TOTAL ASSETS	$	528,959
LIABILITIES AND SHAREHOLDERS' EQUITY		
CURRENT LIABILITIES		
Accounts payable and accrued liabilities	$	14,550
401(k) contributions payable		33,334
Current portion of loan from shareholder		2,618
Total current liabilities		50,502
LOAN FROM SHAREHOLDER		11,882
Total liabilities		62,384
COMMITMENTS AND CONTINGENCIES		-
SHAREHOLDERS' EQUITY		
Common stock, $.10 par value; 10,000,000 shares authorized; 49,998 shares issued and outstanding		5,000
Additional paid-in capital		30,281
Retained earnings		431,294
Total shareholders' equity		466,575
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$	528,959

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES, INC.
Statement of Operations
For the Year Ended December 31, 2008

REVENUE	
Commission and advisory fee revenue	$ 1,651,920
Interest and dividend income	11,028
Unrealized gain (loss) on marketable securities	(192,612)
Realized gain (loss) on sale of securities	(3,817)
Other revenue	(143)
Total revenue	1,466,376
EXPENSES	
Commission expenses	77,023
General operating expenses	1,634,580
Total expenses	1,711,603
NET INCOME BEFORE FEDERAL INCOME TAXES	(245,227)
FEDERAL INCOME TAX EXPENSE	67,957
NET INCOME	$ (177,270)

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES INC.
Statement of Changes in Stockholders' Equity
For the Year Ended December 31, 2008

	Common Stock Shares	Common Stock Amount	Additional Paid-in Capital	Accumulated Other Comprehensive Income (Loss)	Retained Earnings	Total Stockholders' Equity
Balance at January 1, 2008, (as previously reported)	49,998	$ 5,000	$ 30,281	$ 98,359	$ 510,205	$ 643,845
Less Change in method of reporting investment unrealized gains and losses (see note 12)				(98,359)	98,359	-
Balance at January 1, 2008 (as restated)	49,998	$ 5,000	$ 30,281	$ -	$ 608,564	$ 643,845
Net income	-	-	-	-	(177,270)	(177,270)
Balance at December 31, 2008	49,998	$ 5,000	$ 30,281	$ -	$ 431,294	$ 466,575

The accompanying notes are an integral part of this financial statement.

OMEGA SECURITIES, INC.
Statements of Cash Flows
For the Year Ended December 31, 2008

CASH FLOWS FROM OPERATING ACTIVITIES		
Net Income	$	(177,270)
Adjustments:		
Depreciation		12,429
Deferred income taxes		(67,780)
Unealized gain (loss) on marketable securities		192,612
Realized gain (loss) on sale of marketable securities		3,817
Changes in operating assets and liabilities:		
Accounts receivable		44,667
Other current assets		(1)
Accounts payable and accrued liabilities		(25,758)
401(k) contributions payable		6,170
Federal income taxes payable		(50,082)
Net cash provided by operating activities		(61,196)
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchases of investments in mutual funds		(62,445)
Proceeds from sale of marketable securities		180,900
Purchase of property and equipment		(6,902)
Net cash used in investing activities		111,553
CASH FLOWS FROM FINANCING ACTIVITIES		
Proceeds from loan from shareholder		14,500
NET CHANGE IN CASH AND CASH EQUIVALENTS		64,857
CASH AND CASH EQUIVALENTS AT BEGINNING OF YEAR		22,365
CASH AND CASH EQUIVALENTS AT END OF YEAR	$	87,222
SUPPLEMENTAL INFORMATION:		
Cash paid for interest	$	154
Cash paid for taxes	$	49,962

The accompanying notes are an integral part of this financial statement.

1. BUSINESS

Omega Securities, Inc. (the Company) was organized as a corporation on November 11, 1974, under the laws of the State of Texas. The Company is a registered member of the Financial Industry Regulatory Authority (FINRA) as a broker/dealer, and with the Securities and Exchange Commission (SEC) under the Federal Securities Exchange Act of 1934 ("Act").

The Company acts as a dealer/investment advisor for certain offerings and does not maintain discretionary accounts for its customers. All customer transactions are cleared through a third party clearing firm, Southwest Securities, Inc. ("SWS"), on a fully disclosed basis. Accordingly, the Company is exempt from Rule 15c3-3 of the Act under Section (k)(2)(i) of this rule. Based on the agreement between SWS and the Company, the Company pays a clearing fee to SWS for handling all trades for the Company.

2. SIGNIFICANT ACCOUNTING POLICIES

Cash and Cash Equivalents

Cash and cash equivalents are maintained at quality financial institutions. However, at times during the year, certain cash balances in bank accounts exceed federally insured limits (FDIC).

Accounts Receivable

Accounts receivable consist primarily of commissions earned during the year but not received as of year-end. Commissions are earned through quality financial institutions and reputable mutual fund companies. Receivables are recorded only when substantial evidential matter is obtained as to the validity of the receivable. Accordingly, the Company does not record an allowance for doubtful accounts. As collectibility of receivables is reasonably assured, the Company does not maintain a policy for determining reserves for past due or delinquent receivables.

Furniture, Equipment, and Leasehold Improvements

Furniture, equipment and leasehold improvements are stated at cost, less accumulated depreciation. Depreciation on furniture and equipment is provided in amounts sufficient to relate the cost of the assets to operations over their estimated service lives ranging from three to five years using the straight-line method. Depreciation on leasehold improvements is calculated using the straight-line method over the lesser of the lease term or the useful life of the improvements.

Major repairs or replacements of furniture and equipment are capitalized. Maintenance repairs and minor replacements are charged to operations as incurred. Furniture and equipment retirements are removed from the records at their cost and related accumulated depreciation and any resulting gain or loss is included in operations.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Investments in Mutual Funds and Stocks

The Company's investments in mutual funds and stocks are considered proprietary tradings, subject to exemption from FAS 115, *Accounting for Certain Investments in Debt and Equity Securities*. Marketable securities are valued at market value based on quoted market prices. The realized and unrealized gains and losses are reported on the Statement of Operations. The realized gain or loss on the sale of securities is calculated using the average cost method.

Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c 3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed certain limits. At December 31, 2008, the Company had a net allowable capital of $254,356 which was $154,356 in excess of its minimal net capital requirement at that date. At December 31, 2008, the Company had aggregate indebtedness of $62,384.

Income Taxes

The Company accounts for income taxes pursuant to SFAS No. 109, "Accounting for Income Taxes," which uses the asset and liability method to calculate deferred income taxes. Deferred tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax basis of assets and liabilities and their reported amounts. The realization of deferred tax assets is based on historical tax positions and expectations about future taxable income. The liability method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not.

Cash Flow Reporting

For the purposes of the statement of cash flows, cash and cash equivalents consist primarily of money market funds with original maturities of three months or less.

Concentration of Credit Risks

Concentrations of credit and market risk consist of cash, accounts receivable and mutual funds. The Company places its cash with quality financial institutions and by policy, limits the amount of exposure to any one financial institution. Accounts receivable relates to commissions earned from the sale of investment products of insurance companies and numerous mutual funds. The Company has not experienced problems in collecting commissions due from these entities. The Company's investments in mutual funds are diversified among issuers with various investment strategies that minimize overall market risk.

2. SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair Value of Financial Instruments

Substantially all of the Company's financial assets and liabilities are carried at market value or at amounts which, because of their short-term nature, approximate current fair value.

Use of Estimates and Assumptions

Management uses estimates and assumptions in preparing financial statements in accordance with accounting principles generally accepted in the United States. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported sales and expenses. Actual results could vary from the estimates that were used.

Advertising

Non-direct advertising costs are expensed as incurred. Total advertising expenses for the year ended December 31, 2008 were $15,959.

3. INVESTMENTS IN MUTUAL FUNDS

Investments are considered proprietary and are carried at market value. Unrealized appreciation (devaluation) relating to the investments as of December 31, 2008 is shown with investment earnings on the statement of operation.

Investments in mutual funds at December 31, 2008 consisted of the following:

	Cost	Market
AMCAP Fund	$ 36,894	$ 24,607
Capital Income Builder	44,140	36,856
Capital World Growth and Income Fund	39,656	33,988
The Cash Management Trust of America	13	13
The Growth fund of America	12,101	7,918
US Government Securities	25,012	24,977
The Investment Company of America	40,151	30,337
New Perspective Fund	21,240	17,541
Washington Mutual Investors Fund	29,641	21,670
	$ 248,848	$ 197,907

3. INVESTMENTS IN MUTUAL FUNDS (CONTINUED)

The Company purchased shares in NASDAQ Stock Market, Inc. in 2005 and 2006. The stock certificates are considered available-for-sale marketable equity securities. At this time, however, there are certain restrictions on trading the certificates and the Company believes they will not trade them over the next twelve months. Accordingly, the stock is carried at market value and listed as a long term investment on the Company's financial statements. Unrealized appreciation relating to the NASDAQ stock is included with the unrealized appreciation (devaluation) on the investments listed above.

Investments in NASDAQ stock at December 31, 2008 consisted of the following:

	Cost	Market
1,200 Shares (cost per share of $29)	$ 34,800	$ 29,652
300 Shares (cost per share $26)	7,800	7,413
1,500 Shares (cost per share $16)	24,000	37,065
Investment in NASDAQ stock	$ 66,660	$ 74,130

The change in unrealized appreciation (devaluation) for the year ended December 31, 2008 is as follows:

	Mutual Funds	NASDAQ Stock	Total Investments
Unrealized appreciation at January 1, 2008	$ 67,331	$ 81,870	$ 149,201
Unrealized devaluation during 2008	(118,272)	(74,340)	(192,612)
Unrealized devaluation at December 31, 2008	$ (50,941)	$ 7,530	$ (43,411)

4. FURNITURE AND EQUIPMENT

Furniture and equipment consisted of the following at December 31, 2008:

Furniture and fixtures	$ 9,937
Office equipment	31,990
Leasehold Improvements	25,711
	67,638
Accumulated depreciation	(44,638)
Furniture and equipment, net	$ 23,000

Depreciation expense for the year ended December 31, 2008 was $12,429 and it was included as a component of general operating expenses in the accompanying financial statements.

5. GENERAL OPERATING EXPENSES

For the year ended December 31, 2008, general operating expenses consisted of the following:

Salaries and related, officers	$ 1,009,754
Salaries and related, all other	217,372
Professional fees and licenses	47,553
Dues and subscriptions	11,967
Insurance	64,313
Printing and labels	8,592
Rent	51,198
Equipment rental	12,964
Taxes	8,965
Office supplies and expense	14,900
Depreciation expense	12,429
Postage	12,668
Advertising	15,959
Telephone and communications	21,471
Clearance charges	74
Delivery charges	5,327
NASD fees	0
Miscellaneous	25,893
Parking	7,956
Computer support	9,530
Travel and entertainment	28,047
Profit Sharing	32,471
Contract labor	9,429
Contributions and gifts	5,193
Interest expense	555
	$1,634,580

6. EMPLOYEE RETIREMENT PLAN

The Company provides a 401(k) retirement plan (the "Plan") for the benefit of all the employees. For the year ended December 31, 2008, employees were able to contribute up to $20,500 based on the employee's age. The Company contributes 100% of employee deferrals up to 3% of the employees' gross wages. Company contributions for the year ended totaled $29,454 and are included as a component of accrued liabilities on the accompanying financials. Other expenses related to the Plan approximated $3,017 at December 31, 2008. Employer contributions and expenses for the Plan are included as components of profit sharing expense in the accompanying financials.

7. COMMITMENTS AND CONTINGENCIES

The Company is a party to non-cancelable operating leases for general office space and office equipment. The aggregate amount of rental expenses for the year ending December 31, 2008 was $64,162, and it was included as a component of general operating expenses in the accompanying financial statements.

The Company's obligations under the lease agreements subsequent to December 31, 2008 are as follows:

Years ending December 31,	Annual lease payments
2009	57,558
2010	52,329
Total	$ 109,887

8. FEDERAL INCOME TAXES

The components of the provision for federal income taxes for the year ended December 31, 2008 are as follows:

Deferred income tax (expense) benefit	$ 67,780
Current income tax (expense) benefit	177
	$ 67,957

Following are the components of deferred tax assets and deferred tax liabilities:

Deferred tax assets and liabilities	
Current deferred tax liabilities	
Unrealized appreciation of marketable securities	$ 14,647
Non-current deferred tax liabilities	
Property and equipment	1,536
Net deferred taxes	$ 16,183

9. POSSESSION OR CONTROL REQUIREMENTS

There were no material inadequacies in the procedures followed in adhering to the exemptive provisions of SEC Rule 15c3-3 (K)(2)(i) which requires that all customer funds and securities be promptly transmitted to the clearing broker who carries the customer accounts. The Company does not have any possession or control of customer funds or securities.

10. SUBORDINATED LIABILITIES

There were no liabilities which were subordinated to the claims of general creditors at December 31, 2008.

11. RELATED PARTY

During the year, the majority shareholder made a loan to the Company, in the amount of $14,500. The loan is payable over a five year period and accrues interest at 5% per year. Payments begin in January 2009. Future payments on the loan are as follows:

Years ending December 31,	Annual loan payments
2009	$ 2,618
2010	2,752
2011	2,893
2012	3,041
2013	3,196
Total	$ 14,500
Less current portion	(2,618)
Long-term loan payable	$ 11,882

12. PRIOR PERIOD RETAINED EARNINGS ADJUSTMENT

During the year, the Company determined that investment accounts held by the Company were proprietary investments, exempt from reporting methods under FAS 115, *Accounting for Certain Investments in Debt and Equity Securities*. Previously, investments were valued at fair value and investment unrealized gains and losses were reported as other comprehensive income, a component of shareholder equity. Currently, investments are subject to fair value measurement under FAS 157 and investment unrealized gains and losses are reported in the statement of operations. The effect of the change resulted in a $98,359 adjustment to beginning retained earnings. Total stockholder's equity at December 31, 2007 was unaffected.

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

As of and For the Year Ended

December 31, 2008

OMEGA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
For the Year Ended December 31, 2008

Net Capital

Total stockholder's equity	$	466,575
Non-allowable assets:		
Property and equipment, net		(23,000)
Other current assets		(12)
Deferred income taxes		(14,647)
Federal income taxes receivable		(40,139)
12B-1 fees receivable and not offset by related payable		(87,061)
Total non-allowable assets		(164,859)
Haircuts on securities		(47,421)
Clearing charges payable		61
Total changes in stockholder's equity		(212,219)
Net allowable capital	$	254,356

Computation of Basic Net Capital

Minimum net capital required	$	4,159
Minimum dollar net capital requirement of reporting broker or dealer	$	100,000
Net capital requirement	$	100,000
Excess net capital	$	154,356

Computation of Aggregate Indebtedness

Total aggregate indebtedness	$	62,384
Percentage of aggregate indebtedness to allowable net capital		25%

OMEGA SECURITIES, INC.
Supplemental Schedules Required by Rule 17a-5
For the Year Ended December 31, 2008

Reconciliation with Company's Allowable Net Capital

Net allowable capital- As reported in Company's unaudited FOCUS report	$	252,760
Net Company and audit adjustments		1,596
Adjusted net allowable capital, per audited financial statements	$	254,356

Exemptive Provisions Under Rule 15c3-3

The Company is exempt from Rule 15c3-3, because all customer transactions are cleared through another broker-dealer on a fully disclosed basis. Transactions are cleared through dealer number 8-45123.

Changes in Liabilities Subordinated to Claims of General Creditors

Such claims at January 1, 2008	$	-
Additions		-
Reductions		-
Balance of such claims at December 31, 2008	$	-

REPORT ON INTERNAL CONTROL
DECEMBER 31, 2008

MONTGOMERY COSCIA GREILICH LLP
Certified Public Accountants
2701 Dallas Parkway, Suite 300
Plano, Texas 75093
972.378.0400 p
972.378.0416 f

Thomas A. Montgomery, CPA
Matthew R. Coscia, CPA
Paul E. Greilich, CPA
Jeanette A. Musacchio
James M. Lyngholm
Chris Johnson, CPA
J. Brian Simpson, CPA
Rene E. Balli, CPA

To the Board of Directors
Omega Securities, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Omega Securities, Inc. (the Company), for the year ended December 31, 2008, we considered its internal control structure, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control, and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to previously in this report are considered by the SEC to be adequate for its purposes in accordance with the Securities and Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management and the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities and Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be, and should not be, used by anyone other than these specified parties.

MONTGOMERY COSCIA GREILICH LLP

MONTGOMERY COSCIA GREILICH, LLP
Dallas, Texas
February 24, 2009